UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Enclosed:

Material Change Report

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change March 6, 2012
Item 3	News Release The news release dated March 6, 2012 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on March 6, 2012.
Item 4	Summary of Material Change The Company reported highlights from the fourth quarter of 2011 and updates for its Brucejack Project in northern British Columbia.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated March 6, 2012.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 8th day of March, 2012

March 6, 2012	News Release 12-09

Pretivm Reports Fourth Quarter and Year-End 2011 Results

Vancouver, British Columbia March 6, 2012; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm”) is pleased to report the following highlights from the fourth quarter of 2011 and updates for its Brucejack Project in northern British Columbia.

Fourth Quarter 2011 Highlights and Significant Events:

●
Expanded and winterized the Brucejack camp for year-round operations, mobilized crew and equipment to commence de-watering the 5,300 meters of historic West Zone underground workings, completed a power line study examining alternatives for routing electric power into the Brucejack Project and acquired of additional project claims to support potential project infrastructure;

●	Completed the 2011 drill program totalling 72,144 meters which was successful in significantly increasing the grade and tonnage of the gold resources at the Brucejack Project;

●
Announced an updated bulk-tonnage Mineral Resource Estimate for Brucejack and a sensitivity analysis of the Brucejack underground mining potential, based on a cut-off of 5.0 grams per tonne gold equivalent, completed simultaneously with the bulk tonnage Mineral Resource Estimate, the sensitivity analysis outlined:

o	5.33 million ounces of gold in the Measured and Indicated Mineral Resource categories (8.6 million tonnes grading 19.35 grams of gold per tonne); and

o	3.29 million ounces of gold in the Inferred Mineral Resource category (4.0 million tonnes grading 25.73 grams of gold per tonne);

●	Ended the year with working capital at December 31, 2011 of $18.7 million;

●	Began trading on the NYSE on January 12, 2012 under the symbol "PVG", and commemorated the listing by ringing the opening bell that day;

●	Completed a private placement on February 17, 2012 of 1,250,000 flow-through common shares at $18.50 per share for gross proceeds of $23.1 million.

Brucejack Project

Subsequent to the end of the quarter, Pretivm announced the positive results of a 43-101-compliant Preliminary Economic Assessment (“PEA”) for the high-grade gold and silver resources identified to date at our Brucejack Project (see news release dated February 22, 2012).  Based on metals prices of US$1,100 per ounce gold and US$21 per ounce silver, the Base Case estimated pre-tax Net Present Value (5% discount) is US$2.262 billion, with an internal rate of return of 29.8%. The PEA contemplates average annual production for the first 12 years of 325,000 ounces of gold and for the 24 year life of mine 287,000 ounces of gold, an estimated capital cost, including contingencies, of US$436.3 million and an average processing rate of 1,500 tonnes/day with operating costs of C$170.90 per tonne milled.

Pretivm has retained Wardrop, a Tetra Tech Company to prepare a feasibility study on the high-grade gold opportunity at Brucejack.  As part of the feasibility study, Pretivm has retained Snowden Mining Industry Consultants to provide an underground resource model for the high-grade gold and silver resources identified to date in the Valley of the Kings and West Zone.  The feasibility study is expected to be completed by year-end.

Also in support of the feasibility study, an initial program of 24,000 meters of surface infill drilling has commenced in the Valley of the Kings.  This initial drilling will be focused on the mineralization to be mined in the first 12 years as contemplated in the PEA, and tightening the drill spacing with the intent to increase the level of confidence to move Inferred mineral resources to Measured and Indicated mineral resource categories.

A permit application has been filed to access the Valley of the Kings underground by driving an exploration decline from the 1330 meter level of the existing West Zone underground workings.  The West Zone has been dewatered past the 1330 meter level and a surveying and geotechnical mapping program has been completed.  A 3,500-meter geotechnical surface drill program is now underway to confirm ground conditions between the Valley of the Kings and the West Zone.

Snowfield Project

An internal engineering study with Seabridge Gold Inc., whose KSM project shares a common boundary with our Snowfield Project, has now been finalized.  The study indicates that developing the KSM and Snowfield deposits together could produce marginally better economics at base case metal prices than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital have been considered.  Snowfield represents a longer term gold opportunity for our shareholders.  We do not have to expend further funds on the project until 2022, and we will be opportunistic to realize value for Snowfield as we focus our corporate resources on advancing the high-grade opportunity at our Brucejack Project.

Other Developments

On February 27, 2012, we announced the filing of a preliminary short form base shelf prospectus that when made final, will enable us to make offerings of up to an aggregate principal amount of C$180 million of securities, which includes up to C$36 million in common shares owned by Silver Standard Resources Inc. that may be offered by way of a secondary offering under the prospectus.

Pretivm’s working capital as at December 31, 2011 was $18,698,983.  On February 17, 2012 we completed a private placement of 1,250,000 flow-through common shares at a price of $18.50 per share for aggregate gross proceeds of $23,125,000.  With the current planned expenditures on our Projects, we believe we have sufficient working capital to meet our administrative overhead and fund our planned exploration programs through 2012.

Pretivm’s audited consolidated financial statements and Management Discussion and Analysis for the year ended December 31, 2011 will be available on SEDAR.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack, which hosts a significant undeveloped high-grade gold resource.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer
Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Corporate Relations Director

Forward Looking Statement

This Press Release contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.  Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's preliminary short form base shelf prospectus dated February 24, 2012 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer